Alexco Resource Corp.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2015

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated May 13, 2015 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial results for the three month period ended March 31, 2015 compared to three month period ended March 31, 2014.

The following information should be read in conjunction with the Corporation’s March 31, 2015 unaudited interim condensed consolidated financial statements with accompanying notes (the “2015-Q1 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2015-Q1 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Overall Performance

Overall, Alexco reported a net loss for the first quarter of 2015 of $492,000 or $0.01 per share basic and diluted, compared to a net loss in the first quarter of 2014 of $1,419,000 or $0.02 per share basic and diluted. Loss before recovery of taxes in the first quarter of 2015 was $945,000, including non-cash costs of $609,000 for depreciation and $266,000 for share-based compensation compared to loss before recovery of taxes in the first quarter 2014 totalling $1,899,000 less non-cash costs of $823,000 for depreciation and $475,000 for share-based compensation.

Alexco’s environmental services business, Alexco Environmental Group (“AEG”), recognized revenues of $4,516,000 in the first quarter of 2015 for a gross profit of $1,192,000 and a gross margin of 26.4% compared to revenues of $3,071,000 in the first quarter of 2014 for a gross profit of $981,000 and a gross margin of 31.9%. The decrease in gross margin from the prior year period is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG’s major projects shifting from engineering to earthworks which earns lower margins.

Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment. There were no mining operations in 2015 or 2014 with the exception of $256,000 of revenues recognized in the first quarter of 2014 related to the final settlements of concentrates sales that were shipped in October 2013.

Alexco’s exploration plans for 2015 are currently budgeted at approximately $2 million. Alexco is currently planning an exploration program of approximately 5,000 meters of surface diamond drilling primarily to follow up on the successful 2014 results at Bermingham, and also possibly test other tier one targets as time, funding and budget allow.

The Corporation’s cash and cash equivalents at March 31, 2015 totaled $7,215,000 compared to $8,639,000 at December 31, 2014, while net working capital totaled $10,908,000 compared to $11,332,000 for the same dates respectively. The decrease in cash and cash equivalents in the 2015 period is mainly attributed to increased accounts receivable and expenditures on office overheads offset by AEG profits for the 2015 period. The increase in receivables from $3.9 million at December 31, 2014 to $4.8 million at March 31, 2015 relates to a timing issue of collection of receivables from certain AEG customers which were subsequently collected in April bringing the accounts receivable balance down to approximately $3.5 million.

Results of Operations

Keno Hill Silver District

All of Alexco’s mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco’s various Keno Hill mineral properties comprise mineral rights spanning approximately 24,370 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1913 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.5 ounces per ton (“opt”) silver, 5.6% lead and 3.1% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of Alexco’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). Alexco’s mineral interest holdings in the Keno Hill Silver District comprise a number of deposits, including but not limited to Bellekeno, Flame & Moth, Lucky Queen, Onek, Silver King, Bermingham and Elsa Tailings.

In December 2014, Alexco completed the Keno Hill Silver District (“KHSD”) PEA. Alexco’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 717 surveyed quartz mining leases and 877 unsurveyed quartz mining claims, the majority of which were UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits were a separate property and had been subject to numerous technical reports, all filed on the SEDAR website at www.sedar.com and all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA.

The KHSD PEA outlines a mining project with an initial nine-month construction period followed by a 5.75 year period of silver production anchored by the Flame & Moth deposit. It provides for an annual delivery of an average of 3.0 million ounces of payable silver, 6.6 million pounds of lead, 6.1 million pounds of zinc and 1,020 ounces of gold from approximately 140,000 tonnes per year of consolidated mine and mill production. The after-tax internal rate of return is 22.1% and the after-tax net present value at a 5% discount rate is $23.3 million, with a 3.75 year payback period. Initial capital requirements are expected to be approximately $45 million, of which US$20 million is slated for the Silver Wheaton payment prior to commercial production. Of the remainder, roughly half the initial capital would be deployed to drive a decline and establish underground infrastructure at the Flame & Moth deposit, which is planned to deliver 72% of the tonnes in the current plan. The balance of the initial capital is planned for minor mill upgrades, additional surface facilities, recommissioning of the Bellekeno mine and working capital and inventory buildup. Approximately 15% or 143,000 tonnes of mineable resource, primarily at Bellekeno and Flame & Moth, has been eliminated from the PEA mine plan and remains to be considered should underlying costs and obligations be further optimized.

The consolidated mine production under the KHSD PEA is primarily derived from indicated mineral resources, though approximately 6% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

Under the KHSD PEA, Flame & Moth mineral resources are estimated with an effective date of January 30, 2013 at 1,378,000 tonnes indicated grading 516 grams per tonne (“g/t”) silver, 1.72% lead and 5.70% zinc and 0.4 g/t Au plus another 107,000 tonnes inferred grading 313 g/t silver, 0.86% lead, 4.21% zinc and 0.3 g/t Au. The Bellekeno mineral resources are based on a geologic resource estimate having an effective date of May 31, 2012, with the indicated resources as at September 30, 2013 and reflecting the geologic resource less estimated subsequent depletion from mine production (Scott Smith is the qualified person responsible for the subsequent depletion of the May 31, 2012 indicated resources for production through September 30, 2013). The Bellekeno mineral resource estimate comprises 262,000 tonnes indicated grading 585 g/t silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 g/t silver, 4.1% lead and 5.1% zinc. The Lucky Queen mineral resources are estimated with an effective date of July 27, 2011 at 124,000 tonnes indicated grading 1,227 g/t silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 g/t silver, 1.37% lead and 0.92% zinc. The Onek mineral resources are estimated with an effective date of October 15, 2014 at 654,000 tonnes indicated grading 200 g/t silver, 1.29% lead and 12.30% zinc plus another 234,000 tonnes inferred grading 134 g/t silver, 1.24% lead and 8.86% zinc. The Bermingham mineral resources are estimated with an effective date of October 15, 2014 at 257,000 tonnes indicated grading 460 g/t per tonne silver, 2.00% lead and 2.10% zinc plus another 102,000 tonnes inferred grading 372 g/t silver, 1.12% lead and 1.83% zinc.

On April 30, 2015 the Company announced updated mineral resource estimates for the Flame & Moth and Bermingham deposits. With an effective date of April 28, 2015 the Flame & Moth mineral resource is estimated at 1,638,000 tonnes indicated grading 506 g/t silver, 1.89% lead and 5.4% zinc and 0.4 g/t Au plus another 348,000 tonnes inferred grading 366 g/t silver, 0.47% lead, 4.37% zinc and 0.3 g/t Au. With an effective date of April 28, 2015 the Bermingham mineral resource is estimated at 377,000 tonnes indicated grading 430 g/t per tonne silver, 1.59% lead and 1.74% zinc plus another 52,000 tonnes inferred grading 477 g/t silver, 1.22% lead and 1.88% zinc.

Bellekeno Mine

The Corporation’s Bellekeno underground mine commenced commercial production in January 2011, with mining being accomplished by a mining contractor using both mechanized and conventional cut-and-fill and long-hole mining methods of ore extraction. Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment, and the last concentrate shipments were delivered to the smelter in October 2013 with final assay determinations and final settlements of concentrate sales completed as of April 2014.

Other Keno Hill District Properties

With respect to Alexco’s Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings (see the news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”), the completion of engineering and initial economic analysis work has been deferred given the current reduced silver price environment.

2015 Exploration Program

Alexco is currently planning a 2015 exploration program of approximately 5,000 meters of surface diamond drilling primarily to follow up on the successful results at Bermingham, and also possibly test other tier one targets as time, funding and budget allow.

Environmental Services

Under AEG, Alexco operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group U.S. Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $4,516,000 in the first quarter of 2015 for a gross profit of $1,192,000 and a gross margin of 26.4% compared to revenues of $3,071,000 for a gross profit of $981,000 and a gross margin of 31.9%. The decrease in gross margin from the prior year period is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG’s major projects shifting from engineering to earthworks which earns lower margins.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the Amended and Restated Subsidiary Agreement (“ARSA”) with the Government of Canada (“Canada”). Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure reclamation plan with Canada, for which it receives fees of 95% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope, and representing approximately 50% of estimated fully-billable care and maintenance fees. ERDC receives agreed commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the ARSA.

General, Administrative and Corporate

General and administrative expenses in the first quarter of 2015 totaled $2,152,000 compared to $2,284,000 in the first quarter of 2014. General and administrative expenses were similar in both periods and were both primarily comprised of salaries and contractors, office overheads and share-based compensation expense.

Mine Site Care and Maintenance

Mine site care and maintenance costs in the first quarter of 2015 totaled $590,000 compared to $740,000 in the first quarter of 2014. The decrease in costs is due to a lesser depreciation charge in the first quarter of 2015. Included in mine site care and maintenance costs is depreciation expense of $443,000 in the 2015 period and $613,000 in 2014 period.

Outlook

Alexco’s current primary focus is on further building high grade resource in the KHSD as well as developing plans to improve the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing Flame & Moth into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is well along to completion.

Silver, lead and zinc are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2015, prices were largely range-bound through the first quarter of 2015. Silver traded from a high of US$18.23 on January 23, 2015 to a low of $15.47 on March 18, 2015, while lead traded between US$0.86 to US$0.77 and zinc traded between US$0.97 to US$0.89 per pound. As at the date of this MD&A, prices are approximately US$16.50 per ounce silver, US$0.92 per pound for lead and US$1.07 per pound for zinc and the Canadian-US exchange rate is approximately US$0.83 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.20 per ounce, for lead average approximately US$0.95 per pound, and for zinc US$1.08 per pound, with the Canadian-US exchange rate forecast at US$0.80 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

As noted above, the Company is planning a 2015 exploration program of 5,000 meters of surface diamond drilling primarily to follow up on the successful results at Bermingham, and also possibly test other tier one targets as time, funding and budget allow

With respect to AEG, Alexco remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the ARSA, and continues to service its private sector client base in the Yukon and elsewhere. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada and the United States. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

Summary of Quarterly Results

Key financial information for the first quarter of 2015 as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

					Diluted
				Basic Earnings	Earnings
		Gross Profit	Net Income	(Loss) per	(Loss) per	Expenditures on
Period	Revenue	(Loss)	(Loss)	Share	Share	Mineral Properties

2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040
2013-Q2	14,161	(928)	(49,205)	$(0.81)	$(0.81)	4,945
2013-Q3	23,394	6,291	2,219	$0.04	$0.04	1,935
2013-Q4	5,163	2,618	(1,131)	$(0.01)	$(0.01)	439
2013 Total	59,433	8,820	(50,450)	$(0.81)	$(0.81)	14,359
2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014-Q3	4,651	1,835	(667)	$(0.01)	$(0.01)	2,670
2014-Q4	4,139	1,260	(29,025)	$(0.44)	$(0.44)	1,378
2014 Total	15,286	5,249	(32,772)	$(0.50)	$(0.50)	7,028
2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The revenue and gross profit of 2013-Q1 reflect the adverse impact of reduced mine production and head grade for the quarter at Bellekeno due to the effect of sequencing constraints which resulted in mining from lower-grade peripheral areas of the mineable resource. The revenue and gross loss of 2013-Q2 reflect the impact of significantly lower realized silver prices. The revenue and gross profit of 2013-Q3 reflect mine production at Bellekeno and the benefits recognized following the execution of the ARSA. The revenue and gross profit subsequent to 2013-Q3 reflect the operations of the environmental services business and the suspension of Bellekeno mining operations as of September 2013.

The net loss of 2013-Q1, reflects costs associated with Alexco’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognition of $1,088,000. The net loss of 2013-Q2 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets as well as the Corporation’s long-term investment in Till Capital Ltd. (formerly Americas Bullion Royalty Corp.) (“TIL”). The net losses subsequent to 2013-Q3 reflect the lack of contribution from mining operations following the suspension of Bellekeno operations as of September 2013 as well as reduced general and administrative expenses as part of Alexco’s cost cutting initiatives. The net loss of 2014-Q4 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets and exploration and evaluation assets. The net loss of 2015-Q1 reflects the general and administrative expenses partially offset by AEG profits.

The mineral property expenditures in 2013-Q2 reflect reduced expenditures on both exploration and on Bellekeno sustaining development, plus remaining development costs at Onek. The expenditures in 2013-Q3 and 2013-Q4 reflect further reductions in both exploration and Bellekeno sustaining development in light of implemented cost reduction measures and the suspension of Bellekeno mining operations as of September 2013. The expenditures incurred in 2014 reflect a drill program primarily at the Bermingham and Flame and Moth deposits. The Q1-2015 mineral property expenditures reflect the ongoing costs of modeling, data logging and resource estimation work for Bermingham and Flame and Moth deposits.

Liquidity and Capital Resources

At March 31, 2015, the Corporation had cash and cash equivalents of $7,215,000, and net working capital of $10,908,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash used in operating activities was $1,820,000 for the first quarter of 2015 versus inflows of $140,000 generated for the first quarter of 2014, reflecting the impact of increased accounts receivable and expenditures on office overheads offset by AEG profits for the 2015 period. Cash inflow in investing activities was $396,000 for the first quarter of 2015 versus an outflow of $265,000 for first quarter of 2014. The main difference between periods is due to the Company receiving US$500,000 from the release of restricted funds associated with security of a third party customer in AEG. There was no cash generated from financing activities in 2015 and 2014.

Under the silver streaming interest held by Silver Wheaton, Silver Wheaton must purchase from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “Re-Commencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional payment of US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

In August 2014, the Corporation completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,179,000, and were for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes

With its cash resources and net working capital on hand at March 31, 2015, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, the amendments to the Silver Wheaton silver streaming interest, which have significant positive implications to Alexco, will only be triggered by a payment of US$20 million being made by December 31, 2015. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require additional funding.

Historically, Alexco’s main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Share Data

As at the date of this MD&A, the Corporation has 69,588,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 4,486,830 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 418,860 common shares, and purchase warrants for a further 3,963,475.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at March 31, 2015 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its long-term investments in common shares of TIL.

At March 31, 2015, a total of $4,198,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $5,700,000 (US$4,500,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the majority of term deposits held at March 31, 2015 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares of TIL are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at March 31, 2015, other than the common shares of TIL included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the common shares of TIL constitute Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at March 31, 2015 total $4,759,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at March 31, 2015, AEG trade receivables are recorded net of a recoverability provision of $470,000.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended March 31,
	2015	2014

Salaries and other short-term benefits	$485	$441
Share-based compensation	224	348

	$709	$789

Key management includes the Corporation’s Board of Directors and members of senior management.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements as at March 31, 2015, management has determined its best estimates of pricing for silver ranging from near-term US$16.75 to US$18.80 to long-term US$19.00 to US$20.00 per ounce; for gold ranging approximating US$1,245 per ounce near-term up to US$1,300 long-term; for lead ranging from near-term US$0.90 to US$1.00 to long-term US$0.90 per pound; for zinc ranging from near-term US$1.00 to US$1.20 to long-term US$1.00 per pound; and for the Canadian dollar ranging from near-term US$0.80 to US$0.85 to long term US$0.85.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by Alexco in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

Alexco records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less cost of disposal” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

As at December 31, 2014, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver experienced a significant decline through 2014. In 2014 silver prices decreased from a high of $22.05 per ounce to a low on December 31, 2014 of $15.97 per ounce. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose, and recognized an impairment loss at December 31, 2014 against the mining operations segment totaling $22,921,000 before taxes, of which $18,093,000 was attributed to mineral properties and $4,828,000 to property, plant and equipment.

As at March 31, 2015, no new indicators of potential impairment have been identified with respect to the Corporation’s non-current non-financial assets.

In addition, at December 31, 2014 management conducted a review of its Exploration and evaluation assets, which are each separately assessed for impairment. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties where the Corporation did not have any near-term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000.

As at March 31, 2015, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount

Management’s estimates of many of the factors relevant to completing these assessments, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

Alexco’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. Alexco prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At March 31, 2015, the Corporation’s decommissioning and rehabilitation provision totaled $4,154,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post-closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Changes In and Initial Adoption of Accounting Standards and Policies

Alexco had no changes to its accounting standards or policies during the period.

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the year ended December 31, 2014.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,11]	Property	Tonnes		Au	Pb	Zn	Contained Ag
			Ag (g/t)	(g/t)	(%)	(%)	(oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	124,000	1,227	0.2	2.6%	1.7%	4,892,000
	Flame & Moth Deposit3&6	1,638,000	506	0.4	1.9%	5.4%	26,650,000
	Onek3&7	654,000	200	0.6	1.3%	12.3%	4,205,000
	Bermingham3&8	377,000	430	0.1	1.6%	1.7%	5,212,000
	Total Indicated – Sub-Surface	3,055,000	467	n/a	1.9%	6.3%	45,886,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	5,545,000	311	n/a	1.5%	3.8%	55,413,000
Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	150,000	571	0.2	1.4%	0.9%	2,754,000
	Flame & Moth Deposit3&6	348,000	366	0.3	0.5%	4.4%	4,095,000
	Onek3&7	234,000	134	0.4	1.2%	8.9%	1,008,000
	Bermingham3&8	52,000	477	0.1	1.2%	1.9%	797,000
	Total Inferred	1,027,000	363	n/a	1.7%	4.9%	11,998,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen and Flame & Moth are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The mineral resource estimates for the project are supported by (a) disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”; and (b) a technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The mineral resource estimates for the Flame & Moth and Bermingham deposits are further supported by disclosure in the news release dated April 30, 2015 entitled “Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 26% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District”.

4.

The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of April 28, 2015.
7.	The resource estimates for Onek have an effective date of October 15, 2014.
8.	The resource estimates for Bermingham have an effective date of April 28, 2015.
9.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.

Historical resources for Silver King are supported by disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”

11.

The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the December 31, 2014 financial statements; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.